

09057009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 27 2009

Washington DC 110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 thereunder

SEC FILE NUMBER

8- 66977

REPORT FOR THE PERIOD BEGINNING _____ January 1, 2008 _____ AND ENDING _____ December 31, 2008
                                              MM/DD/YY   MM/DD/YR

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Independent Brokers, LLC (A Limited Liability Company)

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID NO.

55 Broad Street
_____
                              (No. and Street)

New York _____ NY _____ 10004
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Lipner, CPA   516-487-4070
                                                        (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Lipner, Sofferman & Co., LLP
_____
                    (Name – if individual, state, last, first, middle name)

185 Great Neck Road	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   *Potential persons who are to respond to the collection of information
                        contained in this form are not required to respond unless this form displays
                        a currently valid OMB control number.*



OATH OR AFFIRMATION

I, __Thomas DiGaetano__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Independent Brokers, LLC (A Limited Liability Company)__ , as of December 31, __2008__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____President_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Member's Equity or Sole Proprietor's Capital.
   (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
   (h) Computation of Determination for Reserve Requirements Pursuant to Rule 15c3-3.
   (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with focus report.
X (l) An Oath or Affirmation.
   (m) A copy of the SIPC Supplemental Report.
   (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5.



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

185 GREAT NECK ROAD, GREAT NECK, NEW YORK 11021

(516) 487-4070 · FAX (516) 773-4289 · www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Independent Brokers, LLC
(A Limited Liability Company)
55 Broad Street
New York, NY 10004

We have audited the accompanying statement of financial condition of Independent Brokers, LLC (A Limited Liability Company) as of December 31, 2008, and the related statements of income, member's equity, cash flows, and the statement of 15c 3-1 net capital computation for the year then ended that you are filing pursuant to 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the individual, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Independent Brokers, LLC (A Limited Liability Company) at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lipner, Sofferman & Co., LLP

Great Neck, NY
February 17, 2009

-3-

INDEPENDENT BROKERS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Current assets:	
Cash - checking	$ 175,577
- money market	247,966
	423,543
Commissions receivable	1,485,606
Error account	9,512
Deposit account	50,000
Prepaid expenses	19,305
	1,564,423
Total current assets	1,987,966
Property and equipment	202,138
Less: accumulated depreciation	(91,206)
	110,932
Security deposits	10,527
Total assets	$2,109,425

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:	
Accrued expenses and taxes	$ 37,284
Commissions payable	1,123,831
Total current liabilities	1,161,115
Member's equity	948,310
Total liabilities and member's equity	$2,109,425

See accountants' report and notes to financial statements.



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT BROKERS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2008

Income:	
Commissions	$9,495,523
Interest income	1,541
Dividend income	666
Loss on sale of security	(18,118)
	9,479,612
Expenses:	
Payroll and related expenses	4,550,627
Clearance charges	304,598
Commission expense	1,681,297
Travel, meals and entertainment	198,900
Repairs	20,889
Employee benefits	129,503
Telephone and communications	96,616
Professional fees	48,070
Consulting fees	10,734
Computer expense	169,327
Office expense	46,222
Insurance	20,296
Dues and fees	34,609
Rent	79,489
Depreciation	7,993
Utilities	10,496
Donations	2,710
Promotion	17,235
Bank charges	3,649
NYC UBT tax	88,368
	7,521,628
Net income	$1,957,984

See accountants' report and notes to financial statements.

 LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT BROKERS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2008

Balance, January 1, 2008	$ 455,267
Add: contributions made by member	156,059
Less: distributions to member	(1,621,000)
Add: net income	1,957,984
Balance, December 31, 2008	$ 948,310

See accountants' report and notes to financial statements.

 LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT BROKERS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:		
Net income		$1,957,984
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	$ 7,993	
Increase in commissions receivable	(1,246,803)	
Decrease in error account	7,017	
Increase in deposit account	(39,762)	
Increase in prepaid expenses	(399)	
Decrease in accrued expenses and taxes	(19,181)	
Increase in commissions payable	1,123,831	
Total adjustments		(167,304)
Net cash provided by operating activities		1,790,680
Cash flows from investing activities:		
Increase in security deposits	(294)	
Purchase of property and equipment	(95,802)	
Net cash (used) by investing activities		(96,096)
Cash flows from financing activities:		
Contributions made by member	156,059	
Distributions to member	(1,621,000)	
Net cash (used) by financing activities		(1,464,941)
Net increase in cash and cash equivalents		229,643
Cash and cash equivalents, beginning		193,900
Cash and cash equivalents, ending		$ 423,543
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes paid during year		$ --
New York City unincorporated business tax		$ 88,368
Interest paid during year		$ --

See accountants' report and notes to financial statements.



INDEPENDENT BROKERS, LLC

(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

1. Statement of Significant Accounting Policies:

Organization:

Independent Brokers, LLC (A Limited Liability Company) was organized on September 20, 2004 under the laws of the State of New York and was authorized to do business in New York. The company is a registered broker under the Securities and Exchange Commission and became a member of the Financial Industry Regulatory Authority, Inc., formerly the National Association of Securities Dealers, in November 2005.

Concentration of Risk:

The company is engaged in various trading and brokerage activities in which counterparties primarily consist of other broker dealers. In the event these counterparties do not fulfill their obligations, the company may be exposed to certain risks. The risk of default depends upon the creditworthiness of the counterparties or issuers of the instrument.

As of December 31, 2008, the Capital One bank statement indicated a balance of $431,103. Federal Deposit Insurance Corporation (FDIC) insurance coverage per depositor per institution for all types of deposit accounts was increased from $100,000 to $250,000 for the time period from October 3, 2008 through December 31, 2009. On October 14, 2008, the FDIC announced a new program that provides full, unlimited FDIC insurance for deposit balances in non-interest bearing business demand deposit accounts. As of December 31, 2008, the company had $46,191 in non-interest bearing accounts and $384,912 in interest bearing accounts.

Security Transactions:

The company records its transactions on the trade date; this includes profits and losses arising from security transactions entered into for the account of the company.

Cash and Cash Equivalents:

Cash equivalents are limited to short term, highly liquid investments that are both readily convertible to known amounts of cash and of an original maturity of three months or less.

Property and Equipment:

Property and equipment are stated at cost, less accumulated depreciation. Repairs and maintenance charges, which do not increase the useful lives of assets, are charged to income as incurred. Depreciation expense for the year ended December 31, 2008 was $7,993.

Use of Estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

-8-



INDEPENDENT BROKERS, LLC

(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2008

1. ### Statement of Significant Accounting Policies:

    Income Taxes:

    No provision for federal and state income taxes is made in these financial statements as these taxes are the responsibility of the member under this form of organization. However, the company is liable for New York City unincorporated business tax, which has been accrued for in the financial statements.

    Leases:

    The company entered into a lease agreement with 55 Broad Street L.P. for the rental of property located at 55 Broad Street, New York, NY. This agreement commenced on October 7, 2004 and ends on December 31, 2009. The lease is made at the following annual rental rates: $58,944 with respect to the period from the commencement date to and including June 30, 2007; and $63,856 with respect to the remainder of the lease. The minimum lease payments for the lease term are:

Year Ended December 31,	
2009	$ 63,856

2. ### Net Capital Requirements:

    Independent Brokers, LLC (A Limited Liability Company) is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule of the New York Stock Exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, Independent Brokers, LLC (A Limited Liability Company) had net capital of $290,841 after adjustments for non-allowable assets, which was $213,429 in excess of its required net capital. Independent Brokers, LLC (A Limited Liability Company)'s net capital ratio was 3.992 to 1.

3. ### Financial Instruments with Off-Balance Sheet Credit Risk:

    As a securities broker, the company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The company introduces these transactions for clearance to other broker/dealers on a fully disclosed basis.



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT BROKERS, LLC

(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2008

3. Financial Instruments with Off-Balance Sheet Credit Risk (continued):

The company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the company and the company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the company and its clearing brokers provides that the company is obligated to assume any exposure related to such non-performance by its customers. The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The company monitors its customers' activity by reviewing information it receives from its clearing brokers on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

4. Clearing Deposit:

The company is required to maintain a security deposit of $50,000 with National Financial Services, LLC. At December 31, 2008, the balance in this account was $50,000.

5. Profit Sharing Plan:

The company has a profit sharing plan for all employees who meet plan eligibility requirements whereby it contributes to the plan based on participants' compensation. The company also has provisions for additional salary deferral under Internal Revenue Code Section 401(k). Company contributions to this plan are discretionary and are determined annually by the company. For the year ended December 31, 2008, the company made no contributions to the plan.

6. Commitments and Contingencies:

The company had no significant contingent liabilities requiring disclosure in the financial statements.

LS LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Independent Brokers, LLC (A Limited Liability Company)	as of	12/31/2008

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition...	$	948,310	**3480**
2. Deduct ownership equity not allowable for Net Capital...	(	)	**3490**
3. Total ownership equity qualified for Net Capital...		948,310	**3500**
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital....................			**3520**
B. Other (deductions) or allowable credits (List)...			**3525**
5. Total capital and allowable subordinated liabilities...	$	948,310	**3530**
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ 657,469 **3540**			
B. Secured demand note delinquency... **3590**			
C. Commodity futures contracts and spot commodities-			
proprietary capital charges.. **3600**			
D. Other deductions and/or charges... **3610**	(	657,469)	**3620**
7. Other additions and/or allowable credits (List)..			**3630**
8. Net capital before haircuts on securities positions...	$	290,841	**3640**
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A. Contractual securities commitments.. $ **3660**			
B. Subordinated securities borrowings.. **3670**			
C. Trading and investment securities:			
1. Exempted securities.. **3735**			
2. Debt securities... **3733**			
3. Options.. **3730**			
4. Other securities... **3734**			
D. Undue Concentration.. **3650**			
E. Other (List).. **3736**	(	)	**3740**
10. Net Capital..	$	290,841	**3750**

OMIT PENNIES

Reconciliation with Independent Brokers, LLC (A Limited Liability Company) computation -
included on Part IIA of Form X-17A-5 as of December 31, 2008
filed January 2009.

Net capital as reported in Independent Brokers, LLC (A Limited Liability Company)'s Part IIA unaudited focus report	$	308,699
Net adjustments		(17,858)
Net capital per above	$	290,841

Non-allowable assets:		
Commissions receivable	$	507,193
Error account - No PAIB Agreement		9,512
Prepaid expenses		19,305
Property and equipment		110,932
Security deposit		10,527
	$	657,469

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Independent Brokers, LLC (A Limited Liability Company)	as of 12/31/2008

COMPUTATION OF NET CAPITAL REQUIREMENT

PART A

11. Minimum net capital required (62/3% of line 19)..	$	77,412	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)..	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)..	$	77,412	3760
14. Excess net capital (line 10 less 13)..	$	213,429	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)..	$	174,729	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition..	$	1,161,115	3790
17. Add:			
A. Drafts for immediate credit.. $ _____ 3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited.. $ _____ 3810			
C. Other unrecorded amounts (List).. $ _____ 3820	$		3830
19. Total aggregate indebtedness..	$ *	1,161,115	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)	%	399.23	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

PART B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits..	$		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)..	$		3880
24. Net capital requirement (greater of line 22 or 23)..	$		3760
25. Excess capital (line 10 less 24)..	$		3910
26. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000..	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
 1. Minimum dollar net capital requirement, or
 2. 62/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

* Reconciliation with Independent Brokers, LLC (A Limited Liability Company) computation included in Part IIA of Form X-17A-5 line 3840 as of December 31, 2008 filed in January 2009:

Aggregate indebtedness as reported in Independent Brokers, LLC (A Limited Liability Company)'s Part IIA unaudited focus report	$	1,143,257
Net adjustments		17,858
Aggregate indebtedness per above	$	1,161,115



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

185 GREAT NECK ROAD, GREAT NECK, NEW YORK 11021

(516) 487-4070 · FAX (516) 773-4289 · www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS'

REPORT ON INTERNAL CONTROL STRUCTURE

REQUIRED BY SEC RULE 17a-5

Independent Brokers, LLC
(A Limited Liability Company)
55 Broad Street
New York, NY 10004

In planning and performing our audit of the financial statements of Independent Brokers, LLC (A Limited Liability Company) for the year ended December 31, 2008, we considered the internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17A-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Independent Brokers, LLC that we considered relevant to the objectives stated in rule 17A-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-12 (2) in complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Independent Brokers, LLC (A Limited Liability Company) is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by Independent Brokers, LLC (A Limited Liability Company) are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide the company with reasonable, but not absolute, assurance that assets for which it has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with its authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. The above should be considered with the fact that the company is owned by one individual and does not maintain a separate office staff.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, no facts came to our attention indicating that the company was not in compliance with such conditions during the period from January 1, 2008 through December 31, 2008.

This report is intended solely for the use of Independent Brokers, LLC (A Limited Liability Company), the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17A-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

LIPNER, SOFFERMAN & CO., LLP

Great Neck, NY
February 17, 2009



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

185 GREAT NECK ROAD, GREAT NECK, NEW YORK 11021

(516) 487-4070 · FAX (516) 773-4289 · www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS'
REPORT OF DIFFERENCES BETWEEN
AUDITED REPORT AND FOCUS REPORT
DECEMBER 31, 2008

Independent Brokers, LLC
(A Limited Liability Company)
55 Broad Street
New York, NY 10004

In performing our audit of Independent Brokers, LLC (A Limited Liability Company) for the year ended December 31, 2008, we made adjustments that affected the December 31, 2008 focus report Form X-17A-5. The adjustments were as follows:

Increase in accrued expenses $ 17,858

The net capital after haircuts as reported on our December 31, 2008 audited report was $290,841; the net capital after haircuts as reported on the December 31, 2008 focus report Form X-17A-5 was $308,699. This report was not prepared by us. The difference between these figures is $17,858, as indicated above.

Lipner, Sofferman & Co., LLP

LIPNER, SOFFERMAN & CO., LLP